                                                 File No. 70-8779


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                _________________________________

                         AMENDMENT NO. 2
                               TO
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215

           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

                    APPALACHIAN POWER COMPANY
            40 Franklin Road, Roanoke, Virginia 24022

                 COLUMBUS SOUTHERN POWER COMPANY
          215 North Front Street, Columbus, Ohio  43215

                 INDIANA MICHIGAN POWER COMPANY
          One Summit Square, Fort Wayne, Indiana  46801

                     KENTUCKY POWER COMPANY
          1701 Central Avenue, Ashland, Kentucky  41101

                     KINGSPORT POWER COMPANY
          422 Broad Street, Kingsport, Tennessee  37660

                       OHIO POWER COMPANY
         339 Cleveland Avenue, S.W., Canton, Ohio  44702

                     WHEELING POWER COMPANY
        51 - 16th Street, Wheeling, West Virginia  26003
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), hereby amend its Application or Declaration on Form U-1 in File No. 70-8779, as follows:
     By amending and restating section A of Item 1. Description of Proposed Transaction to read as follows:
          "A.  New Business
          The New Subsidiaries propose to engage in the businesses of brokering and marketing Energy Commodities. Energy Commodities include, but are not limited to, natural and manufactured gas, electric power, emission allowances, coal, oil, refined petroleum, refined petroleum products and natural gas liquids. Their brokering business will involve arranging the sale and purchase, transportation, transmission and storage of Energy Commodities for a commission. Their marketing business will involve entering into contracts to sell, purchase, exchange, pool, transport, transmit, distribute, store and otherwise deal in Energy Commodities. The New Subsidiaries may from time to time have an inventory of Energy Commodities; however, they will not own or operate facilities used for the production, generation, processing, storage, transmission, transportation, or distribution of Energy Commodities.
          Although they will not sell electric power to retail customers if such sales are not permitted by law, the New Subsidiaries propose to broker and market Energy Commodities to retail and wholesale customers. In order to manage the risk associated with brokering and marketing Energy Commodities, the New Subsidiaries may enter into futures, forwards, swaps and options contracts relating to Energy Commodities. No future, forward, swap or option contract will be entered into for speculation; such contract will only be entered to manage risk associated with brokering and marketing Energy Commodities. No New Subsidiary will be a public utility company under the 1935 Act."

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

               AMERICAN ELECTRIC POWER SERVICE CORPORATION
               APPALACHIAN POWER COMPANY
               COLUMBUS SOUTHERN POWER COMPANY
               KENTUCKY POWER COMPANY
               KINGSPORT POWER COMPANY
               INDIANA MICHIGAN POWER COMPANY
               OHIO POWER COMPANY
               WHEELING POWER COMPANY


               By   /s/ John F. Di Lorenzo, Jr.
                             Secretary


               AMERICAN ELECTRIC POWER COMPANY, INC.


               By__/s/ John F. Di Lorenzo, Jr.__________
                        Assistant Secretary


Dated:  February 21, 1996



                                                       70-8779.#2